245 Summer Street

Fidelity® Investments

Boston, MA 02210

September 30, 2020

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:	Fidelity Concord Street Trust (the trust): File Nos. 033-15983 and 811-05251 Fidelity Flex Large Cap Fund CIK: 0000819118 Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Concord Street Trust (the "Trust") hereby requests the withdrawal of the below post-effective amendments to its registration statement filed under the Securities Act, which were filed on Form N-1A, as they relate solely to its Fidelity Flex Large Cap Fund series (the “Fund”).

The below amendments were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on the dates shown below and were filed to add the Fund as a new series to the Trust.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
87	03/08/2017	485BPOS	0001379491-17-001580
86	02/17/2017	485BPOS	0001379491-17-000880
84	02/14/2017	485BXT	0000754510-17-000003
81	12/02/2016	485APOS	0001379491-16-007874

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Fund. If and when the Trust decides to offer shares of the Fund, it will file another post-effective amendment to its registration statement.

Very truly yours,

/s/Cynthia Lo Bessette

Cynthia Lo Bessette

Secretary of the Trust